FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2023

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Notice of Resolutions at the 147th Ordinary General Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 28, 2023	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

TRANSLATION: Please note that the following is an English translation of the original Japanese version, prepared only for the convenience of shareholders residing outside Japan. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

June 28, 2023

To Our Shareholders

Christophe Weber
President and Representative Director
Takeda Pharmaceutical Company Limited
1-1, Doshomachi 4-chome
Chuo-ku, Osaka 540-8645, Japan

Notice of Resolutions at the 147th Ordinary General Meeting of Shareholders

Dear Shareholders:

We hereby report as follows on the matters reported on and the resolutions made at the 147th Ordinary General Meeting of Shareholders of the Company held today.

Matters reported on:

1. Business Report, Consolidated Financial Statements, and Unconsolidated Financial Statements for the 146th fiscal year (from April 1, 2022 to March 31, 2023)

2. Audit Reports on the Consolidated Financial Statements for the 146th fiscal year by the Accounting Auditor and the Audit and Supervisory Committee

The contents of these documents were reported.

Matters resolved:

First Proposal:    Appropriation of Surplus
This item was approved as originally proposed. (The year-end dividend is 90 yen (JPY90.00) per share.)

Second Proposal:    Election of Eleven (11) Directors who are not Audit and Supervisory Committee Members
As proposed, Christophe Weber, Andrew Plump, Costa Saroukos, Masami Iijima, Olivier Bohuon, Jean-Luc Butel, Ian Clark, Steven Gillis, John Maraganore and Michel Orsinger were re-elected, Miki Tsusaka was newly elected, and all eleven (11) Directors who are not Audit and Supervisory Committee Members assumed their respective offices.
Masami Iijima, Olivier Bohuon, Jean-Luc Butel, Ian Clark, Steven Gillis, John Maraganore, Michel Orsinger and Miki Tsusaka are External Directors defined in Article 2, item 15 of the Companies Act.

Third Proposal:    Payment of Bonuses to Directors who are not Audit and Supervisory Committee Members
It was proposed and approved that the amount within 400 million yen in total be paid to the three (3) Directors (excluding Directors residing overseas and External Directors) in office as of the end of this fiscal year.

End of Document